07024934

Saskatchewan Wheat Pool Inc.

Exemption #: 82-5037

July 3, 2007

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

SUPPL

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated June 29, 2007, regarding the Pool announcing the sale of Agricore United's Vancouver terminal. This was filed with the Toronto Stock Exchange and provincial securities commissions.

2. A copy of a news release dated June 30, 2007, regarding the Pool announcing the closing of the sale of certain assets. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Colleen Vancha, Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
David Carefoot, Chief Financial Officer

Attachment

dw 7/12

Saskatchewan Wheat Pool Inc.

For Immediate Release
Date: June 29, 2007
Regina, Saskatchewan
Listed: SWP: TSX

Saskatchewan Wheat Pool Announces Sale of Agricore United's Vancouver Terminal

Regina, Saskatchewan – Saskatchewan Wheat Pool (TSX: SWP) ("Pool") today announced the successful closing of the sale of Agricore United's ("AU") grain handling terminal in the Port of Vancouver to Alliance Grain Terminal, a consortium of Prairie grain handling companies formerly known as Terminal West. Financial terms of the transaction were not disclosed.

The divestiture is in accordance with the October 2002 consent agreement with the Commissioner of Competition requiring Agricore United to divest one of its grain handling terminals in the Port of Vancouver. Grant Thornton Limited was appointed as trustee in May 2006 to conduct the sale process. The purchase by Alliance Grain Terminal has been approved by the Commissioner, as required by the October 2002 consent agreement, and was not objected to by AU.

The sale is not expected to materially impact on the Company's results from continuing operations. The proceeds of the sale may be used for general corporate purposes.

Pacific Elevators grain handling terminal, located in the Port of Vancouver, will be operated by AU and the Pool, as the two companies integrate their operations. The Pool will wholly own and operate the Cascadia terminal and Pacific Elevator at the Vancouver port.

Agricore United became a wholly owned subsidiary of the Pool on June 15, 2007.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. The Pool is Canada's leading agri-business with extensive operations and distribution capabilities across western Canada, along with operations in the United States and Japan. The company is diversified into sales of crop inputs and services, grain handling and marketing, livestock production services, agri-food processing and financial services. These operations are complemented by value-added businesses and strategic alliances, which allow the Company to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Media:
Susan Cline
Saskatchewan Wheat Pool
(306) 569-6948

Investors:
Colleen Vancha
Vice President
Investor Relations and Corporate Affairs
(306) 569-4782

Saskatchewan Wheat Pool Inc.

For Immediate Release
Date: June 30, 2007
Regina, Saskatchewan
Listed: SWP: TSX

POOL ANNOUNCES CLOSING OF THE SALE OF CERTAIN ASSETS

Regina, Saskatchewan – (CCN Matthews – June 30, 2007) Saskatchewan Wheat Pool Inc. (TSX: SWP) ("the Pool") announced that it has closed the sale of certain assets to Cargill Limited. The asset transfer was made to satisfy obligations under the Pool's consent agreement with Canada's Competition Bureau, which was first announced March 28, 2007.

As of today, Cargill takes ownership of nine country grain handling and marketing facilities that were formerly owned by Agricore United and acquires 100% ownership of the Pool's Vancouver Port terminal. In turn, the Pool takes full ownership of Vancouver's Cascadia terminal, previously owned by Cargill and AU. Cargill will make an equalization payment to the Pool of $70 million, plus amounts related to inventory held in the country grain handling facilities and other closing adjustments.

Additionally, operational transfers will be implemented today at certain Agricore United grain facilities and agri-products retail operations located in Manitoba, Alberta, and Saskatchewan to James Richardson International Ltd. ("JRI"). JRI will operate these facilities, in keeping with the asset purchase agreement made between the Pool and JRI on May 9, 2007. The close of this transaction is expected shortly.

JRI will pay the Pool $255 million in cash, plus amounts related to inventory and other closing adjustments.

This agreement and the Cargill agreement were subject to the Pool's successful completion of the acquisition of Agricore United. The Pool closed its acquisition of AU on June 15, 2007.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. The Pool is Canada's leading agri-business with extensive operations and distribution capabilities across western Canada, with operations in the United States and Japan. The company is diversified into sales of crop inputs and services, grain handling and marketing, livestock production services, agri-food processing and financial services. These operations are complemented by value-added businesses and strategic alliances, which allow the Company to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media:
Susan Cline
Saskatchewan Wheat Pool
(306) 569-6948

Investors:
Colleen Vancha
Vice President
Investor Relations and Corporate Affairs
(306) 569-4782

END